Filed Pursuant to Rule 433

Registration Statement No. 333-170866

Final Term Sheet for the Notes

Korea Finance Corporation

US$750,000,000 4.625% Notes due 2021 (the “Notes”)

November 8, 2011

Issuer	Korea Finance Corporation

Issue currency	U.S. DOLLAR ($)

Issue size	US$750,000,000

Maturity date	November 16, 2021

Settlement date	On or about November 16, 2011, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest rate	4.625% per annum (payable semi-annually)

Interest payment dates	May 16 and November 16 of each year, commencing on May 16, 2012 and with interest accruing from November 16, 2011

Public offering price	99.699%

Gross proceeds	US$747,742,500

Underwriting discounts	0.3%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$745,492,500

Denominations	US$200k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Exchange Securities Trading Limited

Governing Law	New York

Fiscal Agent	Citibank, N.A.

CUSIP	50065T AC7

ISIN	US50065TAC71

Common Code	063294322

Ratings	A1 (Moody’s) / A (S&P) / A+ (Fitch)

Joint Bookrunners and Lead Managers	Credit Suisse Securities (USA) LLC, The Hongkong and Shanghai Banking Corporation Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Royal Bank of Scotland plc and Daewoo Securities Co., Ltd.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the United States Securities and Exchange Commission for more complete information about the issuer and this offering. You may obtain these documents free of charge by visiting EDGAR on the Web site of the United States Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1483135/000119312511300834/d188734d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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